Exhibit 99.1

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2011

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Content

1.	Core Business and Strategy	2
2.	Fiscal Year 2011 Highlights and Significant Events	2
3.	Fiscal Year 2011 Operating Performance	3
4.	Fiscal 2011 Financial Results	10
5.	Liquidity and Capital Resources	15
6.	Financial Instruments and Related Risks	16
7.	Off-Balance Sheet Arrangements	18
8.	Transactions with Related Parties	18
9.	Critical Accounting Policies and Estimates	19
10.	Future Accounting Changes	20
11.	Other MD&A Requirements	23
12.	Outstanding Share Data	23
13.	Risks and Uncertainties	23
14.	Disclosure Controls and Procedures	24
15.	Management’s Report on Internal Control over Financial Reporting	24
16.	Changes in Internal Control over Financial Reporting	24
17.	Directors and Officers	25
18.	Outlook for the Fiscal Year 2012	25
Forward Looking Statements		26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2011 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 25 of the audited consolidated financial statements. This MD&A refers to various non-GAAP measures, such as cash flows from operating activities per share, cash and total production cost per ounce of silver, which are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of May 31, 2011.

1. Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2. Fiscal Year 2011 Highlights and Significant Events

  Record net earnings of $68.8 million, or $0.41 per share, a 79% increase compared to earnings of $38.5 million, or $0.24 per share, last year;

  Record sales of $167.3 million, 56% higher than last year;

  Record cash flows from operations of $104.2 million, or $0.62 per share, up 60% from $65.3 million last year;

  Record production of 5.3 million ounces of silver, or 5.46 million ounces of silver equivalent if including 3,200 ounces gold produced. Silver production was up 15% from 4.6 million ounces last year;

  Total production costs of negative $5.58 per ounce of silver and cash costs of negative $6.80 per ounce of silver, representing 4% and 9% improvements, respectively;

  Paid cash dividends totaling CAD$0.08 per share, representing $13.1 million for the year;

  Raised $110.4 million net proceeds from an equity financing; and

  Increased total cash and short term investments to $206.3 million from $94.4 million a year ago, up by 119%.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

3. Fiscal Year 2011 Operating Performance

(a) Overall View

In fiscal 2011, the Company mined a record 592,330 tonnes of ore, a 46% increase from last year of 406,753 tonnes. The record mine production was mainly due to the improvement from TLP, HPG, and LM projects as mine development progressed.

In fiscal 2011, 596,735 tonnes of ore was milled, which was 188,842 tonnes, or 46%, more compared to 407,893 tonnes last year. The increased mill throughput was achieved as the second mill at Ying Mining Camp commenced operations towards the end of last fiscal year, which increased our total milling capacity to 2,500 tonnes per day, providing room to accommodate future mine production growth.

For the year ended March 31, 2011, metals production were 5.3 million ounces of silver, 3,200 ounces of gold, 69.0 million pounds of lead and 16.3 million pounds of zinc, which was 15%, 100%, 11% and 11% respectively higher than the same period last year. The increases were attributable to greater mine and mill throughputs.

The following table summarizes the total metal production in each period under review.

	Years Ended March 31
	2011	2010	2009
Silver (‘000s ounces)	5,300	4,624	4,189
Gold (‘000s ounces)	3.2	1.6	2.2
Lead (‘000s pounds)	69,011	62,374	53,066
Zinc (‘000s pounds)	16,343	14,740	12,957

(b) Mining Cost

In fiscal 2011, the consolidated total mining cost and the cash mining cost were $53.16 and $43.70 per tonne, respectively, a decrease of 5% and 8%, respectively, compared to the total mining costs of $56.14 and cash mining cost of $47.43 in the same period last year. The decrease of total and cash mining cost was mainly due to increased ore production from the TLP mine which has wider width veins and therefore lower mining costs per tonne.

The major components of cash mining cost in fiscal 2011 were composed of the following: 42% for mining contractor costs (FY2010 – 42%); 22% for materials and supplies (FY2010 – 22%); 17% for labour costs (FY2010 – 14%); 9% for utility costs (FY2010 – 10%) and 10% for other miscellaneous costs (FY2010 – 12%).

(c) Milling Cost

In fiscal 2011, the consolidated total milling cost was $14.16 per tonne and cash milling cost was $12.46 per tonne, representing an increase of 25% and 23% respectively from the total milling cost of $11.37 per tonne and cash milling cost of $10.12 per tonne last year.

The higher milling cash cost compared to a year ago was mainly due to (i) more material and electronic/mechanical supplies being consumed, as the mills implemented a maintenance program to enhance recovery rates; (ii) higher labour costs incurred relating to increases in the number of workers, base salary and year-end bonus; and (iii) the US dollar depreciation.

The major components of cash milling costs in fiscal 2011 were composed of the followings: 32% for raw materials (FY2010 – 32%); 28% for utilities (FY2010 – 29%); 15% for mineral resources tax (FY2010 – 18%); 17% for labour costs (FY2010 – 17%) and 8% for milling related administrative and miscellaneous costs (FY2010 – 4%).

(d) Cash and Total Cost per Ounce of Silver

Silvercorp continues to maintain its position as one of the lowest production cost producers of silver among its industry peers. In fiscal 2011, the consolidated total production cost and cash cost per ounce of silver were negative $5.58 and negative $6.80, respectively, compared to negative $5.38 and negative $6.22 a year ago. The improvement with cash cost per ounce was mainly attributable to the increased by-product credits realized from higher lead and zinc prices.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

To facilitate a better understanding of cash and total production cost per ounce of silver (non-GAAP measures), the following tables provide a reconciliation of those measures to the financial statements for the year ended March 31, 2011, 2010, and 2009, respectively.

Year ended March 31, 2011
	YING	HPG & LM	TLP	Consolidated
Cost of sales	$19,554	$5,413	$10,490	$35,457
By-product lead, zinc, and gold sales	(54,815)	(6,650)	(10,028)	(71,493)
Total adjusted cash costs	(35,261)	(1,237)	462	(36,036)
Ounces of silver sold	4,249	391	660	5,300
Total cash costs per ounce of silver	$(8.30)	$(3.16)	$0.70	$(6.80)
Total adjusted cash costs	$(35,261)	$(1,237)	$462	$(36,036)
Depreciation, amortization and depletion	4,669	617	1,201	6,487
Total adjusted cost of goods sold	(30,592)	(620)	1,663	(29,549)
Ounces of silver sold	4,249	391	660	5,300
Total production cost per ounce of silver	$(7.20)	$(1.59)	$2.52	$(5.58)

Year ended March 31, 2010
	YING	HPG & LM	TLP	Consolidated
Cost of sales	$18,337	$3,715	$1,944	$23,996
By-product lead, zinc, and gold sales	(46,067)	(4,796)	(1,896)	(52,759)
Total adjusted cash costs	(27,730)	(1,081)	48	(28,763)
Ounces of silver sold	4,163	321	140	4,624
Total cash costs per ounce of silver	$(6.66)	$(3.37)	$0.34	$(6.22)
Total adjusted cash costs	$(27,730)	$(1,081)	$48	$(28,763)
Depreciation, amortization and depletion	3,629	145	130	3,904
Total adjusted cost of goods sold	(24,101)	(936)	178	(24,859)
Ounces of silver sold	4,163	321	140	4,624
Total production cost per ounce of silver	$(5.79)	$(2.92)	$1.27	$(5.38)

Year ended March 31, 2009
	YING	HPG & LM	TLP	Consolidated
Cost of sales	$19,891	$6,128	$3,303	$29,322
By-product lead, zinc, and gold sales	(33,087)	(5,944)	(1,908)	(40,939)
Total adjusted cash costs	(13,196)	184	1,395	(11,617)
Ounces of silver sold	3,408	510	271	4,189
Total cash costs per ounce of silver	$(3.87)	$0.36	$5.15	$(2.77)
Total adjusted cash costs	$(13,196)	$184	$1,395	$(11,617)
Depreciation, amortization and depletion	3,434	1,954	977	6,365
Total adjusted cost of goods sold	(9,762)	2,138	2,372	(5,252)
Ounces of silver sold	3,408	510	271	4,189
Total production cost per ounce of silver	$(2.86)	$4.19	$8.75	$(1.25)

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

(e) Operation Review

(i) The following table summarizes consolidated and each mine’s operational information for the year ended March 31, 2011:

Fiscal 2011	Twelve months ended March 31, 2011
	YING	HPG&LM	TLP	Consolidated
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	12,711	219	12	12,942
Stockpiled Ore (tonne)	303,811	73,171	202,406	579,388
	316,522	73,390	202,418	592,330
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	12,711	219	12	12,942
Ore Milled (tonne)	304,766	74,259	204,768	583,793
	317,477	74,478	204,780	596,735
Mining cost per tonne of ore mined ($)	59.14	63.98	39.89	53.16
Cash mining cost per tonne of ore mined ($)	46.05	55.67	35.68	43.70
Non cash mining cost per tonne of ore mined ($)	13.09	8.31	4.21	9.46

Unit shipping costs($)	3.64	3.40	3.30	3.49

Milling cost per tonne of ore milled ($)	14.13	13.72	14.37	14.16
Cash milling cost per tonne of ore milled ($)	12.40	12.24	12.64	12.46
Non cash milling cost per tonne of ore milled ($)	1.73	1.48	1.73	1.70

Average Production Cost
Silver ($ per ounce)	3.31	8.16	9.75	4.53
Gold ($ per ounce)	164.98	404.14	439.92	227.82
Lead ($ per pound)	0.15	0.35	0.44	0.21
Zinc ($ per pound)	0.12	0.26	0.36	0.17

Total production cost per ounce of Silver ($)	(7.20)	(1.59)	2.52	(5.58)
Total cash cost per ounce of Silver ($)	(8.30)	(3.16)	0.70	(6.80)

Total Recovery of the Run of Mine Ore
Silver (%)	92.4	91.3	86.3	91.6
Lead (%)	96.5	94.5	89.5	95.3
Zinc ( %)	69.8	59	70.5	69.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	470.0	185.0	122.0	316.0
Lead (%)	8.1	4.1	2.5	5.7
Zinc (%)	2.8	0.6	0.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	4,249	391	660	5,300
Gold (in thousands of ounce)	1.8	1.2	0.2	3.2
Lead (in thousands of pound)	52,937	6,247	9,827	69,011
Zinc (in thousands of pound)	13,369	544	2,430	16,343
Metal Sales
Silver (in thousands of $)	76,094	7,463	12,277	95,834
Gold (in thousands of $)	1,615	1,133	159	2,907
Lead (in thousands of $)	44,218	5,183	8,222	57,623
Zinc (in thousands of $)	8,982	334	1,647	10,963
	130,909	14,113	22,305	167,327
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.91	19.10	18.60	18.08
Gold ($ per ounce)	892	946	839	909
Lead ($ per pound)	0.84	0.83	0.84	0.83
Zinc ($ per pound)	0.67	0.62	0.68	0.67

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

(ii) The following table summarizes consolidated and each mine’s operational information for the year ended March 31, 2010:

Fiscal 2010	Twelve months ended March 31, 2010
	YING	HPG&LM	TLP	Consolidated
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	13,098	280	11	13,389
Stockpiled Ore (tonne)	299,073	55,753	38,538	393,364
	312,171	56,033	38,549	406,753
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	13,098	280	11	13,389
Ore Milled (tonne)	298,977	58,730	36,797	394,504
	312,075	59,010	36,808	407,893
Mining cost per tonne of ore mined ($)	55.32	55.26	64.15	56.14
Cash mining cost per tonne of ore mined ($)	44.93	52.13	60.89	47.43
Non cash mining cost per tonne of ore mined ($)	10.39	3.13	3.26	8.71

Unit shipping costs($)	3.57	3.13	2.86	3.44

Milling cost per tonne of ore milled ($)	11.32	10.95	12.34	11.37
Cash milling cost per tonne of ore milled ($)	10.23	9.52	10.12	10.12
Non cash milling cost per tonne of ore milled ($)	1.09	1.43	2.22	1.25

Average Production Cost
Silver ($ per ounce)	2.71	5.54	7.16	3.06
Gold ($ per ounce)	134.33	313.76	351.24	183.14
Lead ($ per pound)	0.16	0.30	0.43	0.18
Zinc ($ per pound)	0.13	0.22	-	0.15

Total production cost per ounce of Silver ($)	(5.79)	(2.92)	1.27	(5.38)
Total cash cost per ounce of Silver ($)	(6.66)	(3.37)	0.34	(6.22)

Total Recovery of the Run of Mine Ore
Silver (%)	92.7	85.4	87.3	92.0
Lead (%)	96.6	93.1	85.8	95.9
Zinc ( %)	69.0	70.0	-	69.1

Head Grades of Run of Mine Ore
Silver (gram/tonne)	465.3	203.2	94.9	394.8
Lead (%)	8.5	4.6	3.5	7.5
Zinc (%)	3.1	0.8	-	2.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	4,163	321	140	4,624
Gold (in thousands of ounce)	0.7	0.9	0.08	1.6
Lead (in thousands of pound)	54,525	5,429	2,420	62,374
Zinc (in thousands of pound)	14,071	669	-	14,740

Metal Sales
Silver (in thousands of $)	48,524	4,105	1,776	54,405
Gold (in thousands of $)	376	688	58	1,122
Lead (in thousands of $)	37,597	3,770	1,838	43,205
Zinc (in thousands of $)	8,094	338	-	8,432
	94,591	8,901	3,672	107,164
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.66	12.79	12.69	11.77
Gold ($ per ounce)	578	724	725	703
Lead ($ per pound)	0.69	0.69	0.76	0.69
Zinc ($ per pound)	0.58	0.51	-	0.57

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

(iii) The following table summarizes consolidated and each mine’s operational information for the year ended March 31, 2009:

Fiscal 2009	Twelve months ended March 31, 2009
	YING	HPG&LM	TLP	Consolidated
Production Data
Mine Data
Ore Mined(tonne)
Direct Smelting Ore (tonne)	11,182	575	95	11,852
Stockpiled Ore (tonne)	279,152	89,677	59,118	427,947
	290,334	90,252	59,213	439,799
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	11,298	575	95	11,968
Ore Milled (tonne)	275,204	94,540	69,375	439,119
	286,502	95,115	69,470	451,087
Mining cost per tonne of ore mined($)	66.11	87.06	56.27	69.09
Cash mining cost per tonne of ore mined ($)	51.24	53.58	47.82	51.26
Non cash mining cost per tonne of ore mined ($)	14.87	33.48	8.45	17.83

Unit shipping costs($)	3.60	4.33	2.11	3.54

Milling cost per tonne of ore milled ($)	11.62	14.44	12.54	12.37
Cash milling cost per tonne of ore milled ($)	10.63	13.62	11.44	11.39
Non cash milling cost per tonne of ore milled ($)	0.99	0.82	1.10	0.98

Average Production Cost
Silver ($ per ounce)	3.49	7.47	9.48	4.34
Gold($ per ounce)	152.39	391.47	361.47	262.24
Lead ($ per pound)	0.22	0.46	0.57	0.28
Zinc ($ per pound)	0.14	0.28	-	0.18

Total production cost per ounce of Silver ($)	(2.86)	4.19	8.75	(1.25)
Total cash cost per ounce of Silver ($)	(3.87)	0.36	5.15	(2.77)

Total Recovery of the Run of Mine Ore
Silver (%)	92.0	85.4	84.1	89.9
Lead (%)	96.5	92.0	78.8	94.3
Zinc ( %)	69.3	71.4	-	76.1

Head Grades of Run of Mine Ore
Silver (gram/tonne)	407.0	200.2	160.4	311.6
Lead (%)	7.3	3.8	2.3	5.6
Zinc (%)	2.9	0.4	-	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,408	510	271	4,189
Gold (in thousands of ounce)	0.1	2.0	0.08	2.2
Lead(in thousands of pound)	42,914	7,220	2,932	53,066
Zinc (in thousands of pound)	12,339	618	-	12,957

Metal Sales
Silver (in thousands of $)	34,416	5,296	2,872	42,584
Gold(in thousands of $)	32	1,089	33	1,154
Lead(in thousands of $)	27,934	4,615	1,875	34,424
Zinc (in thousands of $)	5,121	240	-	5,361
	67,503	11,240	4,780	83,523
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	10.10	10.38	10.60	10.17
Gold($ per ounce)	441.01	544.50	403.70	613.77
Lead ($ per pound)	0.65	0.64	0.64	0.65
Zinc ($ per pound)	0.42	0.39	-	0.41

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

(iv) Ying Mine (77.5%)

The Ying Mine is located in Henan Province, China. Production from the Ying Mine commenced on April 1, 2006. Since then, the Ying Mine has become the Company’s primary focus and most profitable project.

In fiscal 2011, the total ore mined was 316,522 tonnes, of which 12,711 was direct smelting ore, which was comparable to ore production of 312,171 tonnes in fiscal 2010.

Silver head grade at the Ying Mine was 470.0g/t, slightly higher than 465.3g/t in fiscal 2010. Head grades for lead and zinc were 8.1% and 2.8%, respectively, which were slightly lower than head grades 8.5% for lead and 3.1% for zinc last year. Head grades were changing along with the mining sequence.

In fiscal 2011, the Ying Mine produced 4.2 million ounces of silver, 52.9 million pounds of lead and 13.4 million pounds of zinc, which were comparable to metal production in fiscal 2010 of 4.2 million ounces of silver, 54.5 million pounds of lead and 14.1 million pounds of zinc.

In fiscal 2011, Ying Mine’s cash cost and total cost per ounce of silver were negative $8.30 and negative $7.20, respectively, an improvement from negative $6.66 and negative $5.79 a year ago. The lower cost was mainly due to higher by-product credits realized from higher lead and zinc prices.

The Ying Mine incurred $11.3 million exploration and development expenditures (FY2010 – $6.7 million). With that, 38,870 metres (FY2010 – 34,816 metres) of tunnel, 38,254 metres (FY2010 –28,746 metres) of diamond drilling, and 935 metres (FY2010 – 1,387 metres) of shafts, declines and raises were completed. The mine development works completed will effectively sustain the Ying Mine’s production level.

(v) HPG and LM Mines (80%)

The HPG and LM mines are located in Henan Province, China. Initially, Silvercorp acquired 70% interest of HPG and LM mines in 2007. In April 2010, the Company’s interest in HPG and LM mines increased from 70% to 80% as the Company purchased an additional 10% interest in Henan Huawei Mining Co. Ltd., which is the holding company that owns the HPG and LM mines, for a consideration of $1.1 million. The Company paid for this the transaction by issuing 163,916 common shares of Silvercorp.

In fiscal 2011, HPG and LM mines produced 391 thousand ounces of silver, and 6.8 million pounds of lead and zinc, up 22% and 11% from 321 thousand ounces of silver and 6.1 million pounds of base metals produced a year ago.

More ore was mined in the year due to mine development. HPG and LM mined 73,390 tonnes of ore, 17,357 tonnes, or 31%, more than last year as operations at HPG and LM mines were only partially resumed after their suspension in December 2008.

In fiscal 2011, HPG and LM mines incurred $4.4 million (FY2010 – $2.4 million) in exploration and development expenditures to complete 13,631 metres of tunnel (FY2010 – 14,716 metres), 42,732 metres (FY2010 – 29,157 metres) of diamond drilling, and 707 metres (FY2010 – 502 metres) of shaft, decline and raises. As mine development progresses, these mine development works completed will allow HPG and LM mines to continue the current production growth trend.

(vi) TLP Mine (77.5%)

The TLP Mine is located in Henan Province, China. Silvercorp acquired the TLP Mine in 2007.

For the year ended March 31, 2011, metal production at the TLP mine was 660 thousand ounces of silver and 12.3 million pounds of lead and zinc, compared to 140 thousand ounces of silver and 2.4 million pounds of base metals produced last year.

More ore was mined in the year due to mine development. TLP mined 202,418 tonned of ore, 163,869 tonnes or four times more than last year. Head grades in TLP was also improved to 122.0 g/t for silver and 2.5% for lead, from 94.9 g/t for silver and 3.5% for lead in fiscal 2010.

To ensure the current production growth trend continues, the Company spent $3.9 million (FY2010 - $4.5 million) in exploration and development expenditures to complete 18,652 metres (FY2010 – 11,590 metres) of tunnel, 187 metres of shafts, declines and raises (FY2010 – 401 metres) and 44,303 metres (FY2010 – 28,807 metres) of diamond drilling for the year ended March 31, 2011.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

(vii) Nabao Project (82%)

The Nabao Project consisted of three exploration permits in Qinghai Province, China. During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao Project for $732 (RMB¥5.0 million) to a third party. As of March 31, 2011, $586 (RMB¥4.0 million) has been received and two exploration permits have been transferred to the buyer. The transfer of the third exploration permit was still in progress as at May 31, 2011.

(viii) GC Project (95%)

The Company acquired GC Project in 2008. In December 2010, GC Project received its mining permit. Since then Silvercorp has been moving forward for project development. The Company focused on acquisition of land usage rights, construction of the access road and power line, site preparation, negotiating and finalizing mine and mill construction contracts, and completion of a review of safety production measures by Guangdong Provincial Safety Production Bureau. Silvercorp has also built a team of over 20 experienced technical staff to bring the GC Project into production. In addition, a surface drilling program with two drill rigs commenced step-out drilling during the quarter.

(ix) BYP Project (70%)

In January 2011, Silvercorp completed the acquisition of 70% equity interest in Xinshao Yunxiang Mining Co., Ltd., which owns a mining permit in BYP Gold-Lead-Zinc Mine in Hunan Province, China. The cost of acquisition consisted of a cash consideration of $23.0 million, finders’ fees of $0.3 million, and liabilities assumed of $3.3 million. In addition, Silvercorp paid $8.6 million cash as capital contribution in February 2011. Pursuant to the share purchase agreement, the sellers provided an indemnification to the Company for any tax liabilities and/or other liabilities related to the period prior to the acquisition date. No pre-acquisition contingent liability is recognized and no amount is recorded for any related indemnification assets.

Silvercorp intends to utilize the existing 400 t/d floatation mill to mine and process gold mineralizations in FY2012 Q1 with a focus on higher grade metals initially. Concurrently, Silvercorp plans to expand the mining and milling capacity to 1,000 t/d gold mineralization for fiscal 2013 and to 2,000 t/d (1,000 t/d gold mineralization and 1,000 t/d lead-zinc mineralization) by fiscal 2014.

In fiscal 2011, the Company has assembled a team of over 25 technical staffs for development of the project and improved the operation of the 400 t/d floatation mill by adding a cone crusher and extra floatation cells. Operations at the mill shall commence in FY2012 Q1. Silvercorp’s engineers are also working with a qualified Chinese engineering firm to complete a detailed and staged mining and development plan to fulfill the Company’s production goal.

Surface and underground drilling have also started with three surface drill rigs and 3 underground drill rigs. The surface drilling is mainly a step-out drilling to test the geological model that trust faults have stacked at least three segments of stratigraphic sequences, which contain the same gold mineralization horizons, namely the quarts siltstone with silisification and pyrite mineralization. The underground drilling is mainly for in-fill drilling of the #3 gold mineralization zone.

(x) Silvertip Project (100%)

The Silvertip Project was acquired in February 2010. During the year ended March 31, 2011, Silvercorp completed an independent Preliminary Assessment Technical Report for the Silvertip Project and continues its effort in completing a Small Mine Permit application.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

4. Fiscal 2011 Financial Results

For the year ended March 31, 2011, the Company’s sales and net income improved significantly from a year ago. Such increases were mainly due to increased metal prices combined with improved metal production.

The tables below set out selected quarterly results for the past eight quarters:

	Mar 31, 2011	Dec 31, 2010	Sept 30, 2010	Jun 30, 2010
Sales	$42,422	$51,838	$36,338	$36,729
Gross profit	32,229	40,035	26,581	26,538
Expenses and foreign exchange	8,445	5,605	5,381	5,511
Other items	323	7,553	1,413	807
Net income	12,562	29,735	12,451	14,101
Basic earnings per share	0.07	0.18	0.08	0.09
Diluted earnings per share	0.07	0.18	0.08	0.09
Cash dividend declared	3,600	3,511	3,207	3,109
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

	Mar 31, 2010	Dec 31, 2009	Sept 30, 2009	Jun 30, 2009
Sales	$28,224	$31,283	$25,085	$22,571
Gross profit	19,277	24,230	19,088	16,670
Expenses and foreign exchange	3,936	5,191	3,820	4,394
Impairment charges	-	-	(79)	777
Other items	18	(52)	(805)	60
Net income	9,760	12,409	8,893	7,487
Basic earnings per share	0.06	0.08	0.06	0.05
Diluted earnings per share	0.06	0.08	0.05	0.05
Cash dividend declared	3,238	3,108	3,020	2,770
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

Quarterly financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share were heavily influenced by changes in commodity prices.

The tables below set out selected annual results for the past three fiscal years:

	FY2011	FY2010	FY2009
Sales	$167,327	$107,164	$83,523
Gross profit	125,383	79,264	47,836
Expenses and foreign exchange	24,943	17,246	11,743
Impairment charges	-	698	50,707
Other items	10,096	(875)	(789)
Net income (loss)	68,849	38,547	(15,997)
Basic earnings (loss) per share	0.41	0.24	(0.11)
Diluted earnings (loss) per share	0.41	0.24	(0.11)
Cash dividend declared	3,238	3,108	3,020
Cash dividend declared per share (CAD)	0.02	0.02	0.02

(a) Financial results – fiscal 2011 compared to fiscal 2010

Net income for the year ended March 31, 2011 was $68.8 million, or $0.41 per share, an increase of 79% over the earnings of $38.5 million, or $0.24 per share, last year. Net earnings improved primarily due to higher realized selling prices, offset by increased taxes, higher general & administrative expenses and foreign exchange loss.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

Certain non-operational income statement items also had significant impact on net income during the year ended March 31, 2011. These included the following non-operational items: (i) $4.7 million dilution gain on our investment in New Pacific Metals Corp. (“NUX”), an investee subject to significant influence of the Company; (ii) $1.8 million equity income on investment in NUX; (iii) $1.5 million interest income; (iv) $1.3 million unrealized gain on our held-for-trading financial assets; and (v) other non-operational income and expense items totaling $0.8 million.

Sales in fiscal 2011 were $167.3 million, an increase of 56% from $107.2 million last year. The increase was driven by higher realized metal prices combined with higher quantities of metals sold.

The following table summarizes production, realized selling prices and revenues for fiscal 2011 and 2010:

Years Ended March 31,
	Production		Realized selling prices		Sales
	(‘000 oz or lb)		($/oz or lb)		(in ‘000$)
	2011	2010	2011	2010	2011	2010
Silver	5,300	4,624	$18.08	$11.77	$95,834	$54,405
Gold	3.2	1.6	908.82	703.45	2,907	1,122
Lead	69,011	62,374	0.83	0.69	57,623	43,205
Zinc	16,343	14,740	0.67	0.57	10,963	8,432
Total					$167,327	$107,164

Cost of sales in fiscal 2011 was $41.9 million (FY2010 - $24.0 million), including $35.5 million (FY2010 - $24.0 million) cash costs and $6.5 million (FY2010 - $3.9 million) depreciation, amortization and depletion charges. The cash portion of cost of goods sold increased corresponding with the production increase, as the ore mined increased by 46% over the year. The increase of depreciation, amortization and depletion charges was mainly due to higher assets base and increased production, being subject to amortization.

Gross profit margin in fiscal 2011 was 74.9%, increased by 1% compared to 73.9% last year. The gross profit margin did not increase in line with metal prices, mainly due to the change in production mix compared to the same quarter last year. We significantly increased production at the HPG, LM and TLP mines which have lower head grades relative to Ying. In fiscal 2011, 20% of Silvercorp’s silver production was from the HPG, LM and TLP mines compared with 10% in fiscal 2010.

Accretion on asset retirement obligations in fiscal 2011 was $164, which was $39 higher than the accretion expenses of $125 recorded in last year because the total amount of asset retirement obligation related to the Ying, HPG&LM, and TLP was higher. In March 2010, the Company revisited the reclamation costs for the existing mine and the timing to settle the reclamation liabilities according to the new environmental regulations in China, as well as the extension of mine lives and updated reserves and resources. As a result, the undiscounted asset retirement obligation was revised upward to $3.9 million, representing a 26% increased, compared to the previous estimate of $3.1 million.

Foreign exchange loss in fiscal 2011 was $2,762 (FY2010 - $432 gain). The higher foreign exchange loss was mainly driven by weakening US dollar over Chinese RMB and Canadian dollar.

General exploration and property investigation expenses in fiscal 2011 were $3,319, which was $1,590 less than the $4,909 recorded in the same period last year. The decrease of the expense in this year was due to i) a $716 adjustment made to mineral resource development fees based on the difference between the Company’s own assessment and the actual payments required by the Chinese government; ii) The exploration and development expenditures of $1.3 million incurred at TLP, HPG and LM mines were expensed in the first quarter last year, while exploration expenditures at those mines were capitalized in other periods.

General and administrative expenses, including stock based compensation expense of $2.3 million (FY2010 - $1.9 million), were $14.8 million in fiscal 2011, representing an increase of $5.3 million compared to the expenses of $9.3 million incurred in last year. The increase was mainly attributable to increased business activities as the Company’s operations expanded to four locations from only one last year. Higher salaries and bonuses (FY 2011 - $6.1 million; FY2010 - $2.9 million) and office operation expenses (FY2011 $2.4 million; FY2010 – $0.8 million) contributed to major portion of the increase in general and administrative expenses.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

Other taxes for the year were $1.5 million, which included a $1.0 million VAT surtax that has been levied since December 1, 2010. This surtax, representing approximately 1.4% of sales, was previously exempted for foreign invested companies in China. Also included in other taxes was a business tax of $0.4 million, relating to a capital transaction. For the year ended March 31, 2010, these two type of taxes were $nil.

Professional fees in fiscal 2011 were $1.3 million compared to professional fees of $1.8 million last year. The higher professional fees recorded last year was mainly due to the unsolicited takeover bid for another mining company, which was terminated in July 2009.

Equity income on investment in NUX in fiscal 2011 was $1.8 million, while the equity pickup in NUX was a loss of $0.4 million last year. The Company recorded on the statement of operations its proportionate share of NUX’s net gain or loss.

Dilution gain on investment in NUX in fiscal 2011 was $ 4.7 million. The Company’s interest in NUX decreased from 23% to 14% as NUX issued shares to acquire another public company and raised capital through a private placement.

Loss on disposal of property and equipment in fiscal 2011 and 2010 were $0.7 million and $1.6 million, respectively. The current year’s loss was mainly from the damaged buildings, roads and equipment caused by the heavy storm in July 2010.

Unrealized gain in held-for-trading securities in fiscal 2011 was $1,283, compared to $35 last year. The Company has been acquiring, on open market or by participating private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as held-for-trading securities. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Unrealized gains in held-for-trading securities, arising from changes in the fair value of the warrants are included in net income for the period in which they arise.

Interest income in fiscal 2011 was $1,461, representing an increase of $593 compared to interest income of $868 recorded in the same period last year. The increase was a result of higher cash balance being invested in term deposits during the current period.

Income tax expenses in fiscal 2011 were $21.1 million, an increase of 146% or $12.5 million over the income tax expense of $8.6 million recorded in last year. The income tax expenses recorded in fiscal 2011 included current income tax expenses of $19.5 million (FY2010 – $7.8 million) and a future income tax expense of $1,576 (FY2010 – $764). The increase of income tax expense was mainly due to higher taxable income throughout the year and higher tax rate in Q4 of fiscal 2011. The Chinese tax holiday, which allowed the Company’s most profitable Chinese subsidiary, Henan Found, to have a preferential 12.5% income tax rate, expired on December 31, 2010. Henan Found is now subject to a unified income tax rate of 25%. As of March 31, 2011, the Company has non-capital losses available for tax purpose of $2.2 million in China and $27.4 million in Canada, which will expire in 2015 and 2031, respectively.

(b) Financial results – fiscal 2010 compared to fiscal 2009

Net income in fiscal 2010 was $38.5 million or $0.24 per share compared to a net loss of $16.0 million, or $0.11 loss per share in FY2009 which included a mineral property impairment charge of $45.7 million. The significant increase in net income, after adjusting for the impact of the prior year impairment charge, was primarily the result of higher quantities of metals sold combined with higher metal prices.

Sales in fiscal 2010 increased by $23.7 million or 28% to $107.2 million compared to sales of $83.5 million in fiscal 2009. In fiscal 2010, the Company sold 4.6 million ounces of silver, 62.4 million pounds of lead and 14.7 million pounds of zinc, which were 10%, 18% and 13% more than the 4.2 million ounces of silver, 53.1 million pounds of lead and 13.0 million pounds of zinc sold in fiscal 2009.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

Both increased metal prices and higher quantities of metals sold contributed to the sales increase in fiscal 2010, compared to fiscal 2009.

The following table summarizes production, realized selling prices and revenues for fiscal 2010 and 2009:

The Year Ended March 31,
	Production		Realized selling prices		Sales
	(‘000 oz or lb)		($/oz or lb)		(in ‘000$)
	2010	2009	2010	2009	2010	2009
Silver	4,624	4,189	$11.77	$10.17	$54,405	$42,584
Gold	1.6	2.2	703.45	613.77	1,122	1,154
Lead	62,374	53,066	0.69	0.65	43,205	34,424
Zinc	14,740	12,957	0.57	0.41	8,432	5,361
Total					$107,164	$85,523

Cost of sales in fiscal 2010 was $27.9 million, a $7.8 million or 22% reduction from the $35.7 million cost of goods sold in fiscal 2009, despite a greater quantity of metals sold. The cost of goods sold amount consisted of a $24.0 million cash portion and $3.9 million of depletion, amortization and depletion charges, which decreased by 18% and 39%, respectively, compared to $29.3 million and $6.4 million in fiscal 2009.

The decrease of the cash portion of costs of goods sold was mainly attributable to the higher grades of ores mined. The higher grade of ore mined was due to: (1) higher silver head grade at the Ying Mine, which increased to an average of 465 g/t in fiscal 2010 from a 407 g/t average in fiscal 2009; (2) reduced dilution from the HPG, TLP, and LM mines as mine operations at those sites was only partially resumed following the suspension of production in December 2008. About 77% of production in fiscal 2010 was from the lower cost and higher grade ores at Ying Mine compared to 66% in the prior year period.

The depreciation, amortization and depletion decreased as only nominal depletion was charged to the TLP, LM and HPG mines in fiscal 2010 due to the write down of carrying value of these mines incurred in December 2008.

Accretion on asset retirement obligation in fiscal 2010 was $0.1 million, comparable with that of fiscal 2009. The Company’s asset retirement obligations in fiscal 2010 are related to the reclamation costs of the Ying, HPG, TLP and LM mines.

Foreign exchange gain in 2010 was $0.4 million compared to a foreign exchange gain of $2.9 million recorded in fiscal 2009. Foreign exchange gain was mainly a result of the unrealized loss (gain) arising from the translation of Chinese RMB denominated monetary items in the Company’s integrated operations defined by Canadian GAAP, as well as holding U.S. dollar currency while the US dollar depreciated relative to the Canadian dollar.

General exploration and property investigation expenses in fiscal 2010 were $4.9 million, $2.6 million higher than the $2.3 million expense in fiscal 2009. The direct exploration and development expenditures of $1.3 million incurred at TLP, HPG and LM mines were expensed in Q1 2010, while exploration expenditures at those mines were capitalized in other periods.

Investor relations expenses were $0.4 million, down from $0.6 million in fiscal 2009 as the Company participated in fewer investor relations events.

General and administrative expenses, including stock-based compensation of $1.9 million, were $9.3 million, comparable to the expense of $9.3 million recorded in fiscal 2009.

Professional fees were $1.8 million in fiscal 2010, $0.3 million higher than the $1.5 million in fiscal 2009. The increase was mainly due to the professional fees related to the unsolicited takeover bid for another mining company announced in June 2009. The Company terminated the bid in July 2009.

Impairment charges and bad debt was $0.7 million in fiscal 2010 while $50.7 million was recorded in fiscal 2009. The impairment charges and bad debt expenses recoded in fiscal 2010 consisted of a write down of an accounts receivable of $0.5 million related to a disposal of an exploration permit in fiscal year 2008, and a $0.2 million unrealized loss on the investment in Dajin Resources Corp., which was an accounting reclassification from accumulated other comprehensive loss. The $50.7 million impairment charges in fiscal 2009 was mainly due to the suspension of the HPG, TLP, and LM mines and the Nabao project in December 2008.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

Equity loss in investment in NUX was $0.4 million in fiscal 2010 compared to $1.5 million in fiscal 2009. Equity loss in investment represented the equity pick up from NUX. NUX reported an impairment loss of $7.3 million, resulting in a higher equity loss pick up in fiscal 2009.

Loss on disposal of property and equipment was $1.6 million in fiscal 2010 compared to $0.3 million loss in fiscal 2009. The increased loss on dispositions over that of fiscal 2009 was mainly due to the Company’s shut down and abandonment of a small milling facility near the TLP Mine in fiscal 2010. The ores from the TLP Mine are now processed in a bigger mill to minimize the environmental impact.

Other income in fiscal 2010 was $0.3 million, compared to $0.5 million in fiscal 2009. Other income included miscellaneous income such as government grants of $0.1 million received in Q1 2010.

Interest income in fiscal 2010 was $0.9 million, $0.4 million less than the $1.3 million recorded in fiscal 2009, mainly due to lower interest rates in fiscal 2010.

Income tax expense was $8.6 million (fiscal 2009 - recovery of $0.9 million) comprised of current income tax expenses of $7.8 million (fiscal 2009 - $7.0 million) and a future income tax expense of $0.8 million (fiscal 2009 - recovery of $7.9 million). The higher current income tax in this period resulted from higher taxable income in the year. The recovery of future income tax last year reflects to the write-off of the book value of the TLP, LM and HPG Mines.

(c) Financial results – Q4 ended March 31, 2011

Net income for the three months ended March 31, 2011 was $12.6 million, or $0.07 per share, an increase of 29% over the earnings of $9.8 million, or $0.06 per share, compared to the same period last year. Net earnings improved primarily due to higher metal production combined with higher realized metal prices.

Sales in Q4 2011 were $42.4 million, an increase of 50% from $28.2 million in the same quarter last year. The increase was driven by higher quantities of metals sold combined with higher realized metal prices.

The following table summarizes production, realized selling prices and revenues in each period:

Three Months Ended March 31,
	Production		Realized selling prices		Sales
	(‘000 oz or lb)		($/oz or lb)		( in ‘000$)
	2011	2010	2011	2010	2011	2010
Silver	1,047	1,079	$24.72	$13.25	$25,883	$14,302
Gold	1.1	0.5	974.35	846.30	1,045	457
Lead	14,385	14,921	0.91	0.78	13,059	11,615
Zinc	3,253	2,747	0.75	0.67	2,434	1,850
Total					$42,421	$28,224

Cost of sales in Q4 2011 was $10.2 million, compared to $8.9 million in Q4 2010. The cost of goods sold included $8.6 million (Q4 2010 - $7.8 million) cash costs and $1.6 million (Q4 2010 - $1.1 million) depreciation, amortization and depletion charges. The increase of cost of sales was due to increases in production.

Other taxes for the quarter were $1.1 million, which included a $0.6 million VAT surtax that has been levied since December 1, 2010. This surtax, representing approximately 1.4% of sales, was previously exempted for foreign invested companies in China. Also included in other taxes was a business tax of $0.4 million, relating to a capital transaction. For the same quarter last year, these two type of taxes were $nil.

Income tax expenses in Q4 2011 were $7.1 million, increased by $5.0 million compared to $2.1 million recorded in the same period last year. The income tax expenses recorded in Q4 2011 included current income tax expenses of $6.1 million (Q4 2010 – $1.7 million) and a future income tax recovery of $970 (Q4 2010 – $413 income tax expense). The increase of income tax expense was mainly due to higher taxable income and higher tax rate in Q4 of fiscal 2011. The Chinese tax holiday, which allowed the Company’s most profitable Chinese subsidiary, Henan Found, to have a preferential 12.5% income tax rate, expired on December 31, 2010. Henan Found is now subject to a unified income tax rate of 25%, resulting in an increase of $3.1 million in income tax in Q4 of fiscal 2011.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

5. Liquidity and Capital Resources

(a) Cash flows: fiscal 2011 and fiscal 2010

Cash and cash equivalents and short term investments at March 31, 2011 was $206.3 million, an increase of $111.9 million, or 119%, from $94.4 million at March 31, 2010.

Working capital at March 31, 2011 was $178.0 million, up $98.6 million, or 124% from $79.4 million at March 31, 2010.

Cash flows from operating activities generated $104.2 million in fiscal 2011, up 58% compared to $65.3 million last year. The increase in cash flows from operations resulted from improved operating earnings due to higher commodity prices and higher metal production at the Ying Mining Camp.

Cash flows used in investing activities in fiscal 2011 was $103.5 million, comprised of cash used in purchase of short-term investments of $13.5 million, $23.4 for acquisition of BYP Mine, $35.3 million capital expenditures and $31.4 million long-term investment purchase (net of proceeds from disposals). During last year, $41.6 million was used in investing activities, which consisted of $13.6 million spent to purchase short-term investments, $26.7 million of capital expenditures, and $1.4 million long-term investment purchase.

Cash flows from financing activities were $90.8 million in fiscal 2011. In fiscal 2010, cash flow spent in financing activities was $17.2 million. Higher cash flows provided by financing activities in fiscal 2011 was mainly from the $110.4 million net proceeds from equity financing and $5.4 million proceeds from options exercised, offset by $13.1 million of cash dividend distributed, $10.6 million of distribution to non-controlling interest, and $1.5 million repayment of bank loan.

(b) Cash flows: fiscal 2009

Operating activities in fiscal 2009 generated $48.0 million mainly as a result of the net loss before non-controlling interest of $14.5 million realized in fiscal 2009 and offset by $50.7 million impairment charges and bad debt. Cash used in investing activities in fiscal 2009 was $37.7 million, which mainly included capital expenditures of $49.4 million, and redemption of short-term investment of $12.0 million. Cash used in financing activities of $4.6 million in fiscal 2009 included proceeds from equity financing of $22.7 million offset by cash used in share cancellation $9.5 million, distribution to non-controlling interest of $13.2 million, and cash dividend to Silvercorp’s shareholders of $5.5 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows: The Company entered into office rental agreements with total rental expense of $1,526 over the next three years as follows:

	2012	2013	2014	Total
Rental expense	$561	$545	$420	$1,526

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

6. Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

Fair value is the amount of the consideration that would be agreed in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

The fair value hierarchy established by amended CICA Handbook Section 3862 – Financial Instruments – Disclosures establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at March 31, 2011, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement. As of March 31, 2011 and March 31, 2010, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$147,224	$-	$-	$147,224
Short term investments	59,037	-	-	59,037
Common shares	11,567	-	-	11,567
Warrants	-	2,881	-	2,881

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalents and short term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

	March 31, 2011	March 31, 2010
	Within a year
Accounts payable and accrued liabilities	$12,770	$7,504
Dividends payable	3,600	3,238
Bank loan and notes payable	-	1,465
	$16,370	$12,207

(c) Foreign Exchange Risk

The Company undertakes transactions in various foreign currencies, and reports results of its operations in US dollars while the Canadian dollar is considered as its functional currency. The Company is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the US Dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	March 31, 2011	March 31, 2010
Canadian dollars	$78,893	$26,987
United States dollars	77,968	29,808
Chinese renminbi	96,507	47,108
Hong Kong dollars	-	1
Total financial assets	$253,368	$103,904

Canadian dollars	$5,860	$3,799
United States dollars	-	5
Chinese renminbi	10,510	8,403
Total financial liabilities	$16,370	$12,207

As at March 31, 2011, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB¥ against the Canadian dollar would have increased (decreased) net income by approximately $0.1 million and increased (decreased) other comprehensive income by approximately $0.8 million.

As at March 31, 2011, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.8 million and would have increased (decreased) other comprehensive income by approximately $2.4 million.

(d) Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily include highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2011.

(e) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to amounts receivable, interest receivable, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. Sometimes, the Company has amounts receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historic level of customer defaults is zero and the aging of amounts receivable is less than 90 days, and, as a result, the credit risk associated with amounts receivable from customers at March 31, 2011 is considered to be immaterial.

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company’s marketable securities are also common shares of mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at March 31, 2011, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (decrease) to other comprehensive income of approximately $1.2 million.

7. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8. Transactions with Related Parties

Related party transactions not disclosed elsewhere in the Management’s Discussion and Analysis are as follows:

Due from a related party	March 31, 2011	March 31, 2010
NUX (a)	$203	$138

Due to a related party	March 31, 2011	March 31, 2010
Z.X. Zhu (h)	$3,447	$-

	Years ended March 31, 2011
Transactions with related parties	2011	2010	2009
NUX (a)	$488	$221	$2,080
Henan Non-ferrous Geology Bureau (b)	10,582	7,187	19,263
Qinghai Non-ferrous Geology Bureau (c)	-	-	17
Quanfa Exploration Consulting Services Ltd. (d)	-	161	66
Gao Consulting Ltd.(e)	-	-	114
McBrighton Consulting Ltd.(f)	246	198	108
R. Feng Consulting Ltd. (g)	419	320	334
Z.X. Zhu (h)	3,447	-	-
	$15,182	$8,087	$21,982

(a)

Further to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2011, the Company recovered $414 (years ended March 31, 2010 and 2009 - $221 and $209, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

The Company entered into a credit agreement with NUX (the “Agreement”) on July 2, 2010, subsequently amended on August 24, 2010. Pursuant to the Agreement, the Company granted NUX a line of credit with aggregated principal amount up to CAD $15 million. The line of credit bears an interest rate at prime plus 7%, payable on the 1st day of each month and is secured by a first fixed charge on NUX’s assets. On October 21, 2010, NUX used the line of credit to draw CAD $2.35 million. On December 20, 2010, the line of credit was cancelled with all outstanding balances and accrued interest receivables being fully paid.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2011, Henan Found paid $10.6 million (years ended March 31, 2010 and 2009 - $7.2 million and $13.2 million, respectively) dividends to Henan Geology Bureau.

(c)

Qinghai Non-ferrous Geology Bureau is an 18% equity interest holder of Qinghai Found. During the year ended March 31, 2009, Qinghai Non-ferrous Geology Bureau repaid $17 previously owed to the Company. No transactions occurred between the two parties during the years ended March 31, 2011 and 2010.

(d)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the year ended March 31, 2011, the Company paid $nil (years ended March 31, 2010 and 2009 - $161 and $66, respectively) to Quanfa for its consulting services provided.

(e)

During the year ended March 31, 2011, the Company paid $nil (years ended March 31, 2010 and 2009 - $nil and $114, respectively) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)

During year ended March 31, 2011, the Company paid $246 (years ended March 31, 2010 and 2009 - $198 and $108, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(g)

During the year ended March 31, 2011, the Company paid $419 (years ended March 31, 2010 and 2009 - $320 and $334, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(h)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. As at March 31, 2011, the Company has payable of $3,447 to Z.X. Zhu, of which approximately $3.3 million was related to the liabilities assumed in connection with the acquisition of Yunxiang, see note 3(a) to the consolidated financial statements.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

9. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. There has been no change to the Company’s critical accounting policies and estimates since fiscal year 2010 ended March 31, 2010. Readers are encouraged to read the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements for the year ended March 31, 2011.

Management has identified: (a) Mineral rights and properties, (b) Stock-based compensation, and (c) Future income taxes as the critical estimates for the following discussion.

(a) Mineral Rights and Properties are the most significant assets of the Company, representing $199 million at March 31, 2011. Acquisition costs, direct exploration and development expenditures, including costs incurred during production to increase future output by providing access to additional sources of mineral resource, are capitalized where these costs relate to specific properties for which resources exist.

Upon commencement of commercial production, mineral properties and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated based on proven and probable reserves, if determined. If commercial production commences prior to the determination of proven and probable reserves, amortization is calculated based on measured and indicated resources.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

When events and changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future metal prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating, capital expenditures and reclamation costs.

If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. Management assesses the asset for impairment by comparing its fair value, determined using best estimates based on the information available.

(b) Stock-based Compensation. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes pricing model and is expensed in the consolidated statements of operations over the vesting period of the options granted. Options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair value. The fair value of stock options granted to consultants is measured at the earliest of the performance commitment date, the date that the service is delivered, or the grant date if they are fully vested and non-forfeitable, using the Black-Scholes pricing method. Forfeitures are accounted for as they occur.

The weighted average grant date fair value of options granted during the year ended March 31, 2011 was CAD$4.29 (for the years ended March 31, 2010 and 2009 - CAD$1.94 and CAD$3.05, respectively). For the year ended March 31, 2011, a total of $2,332 (for the years ended March 31, 2010 and 2009 - $1,914 and $2,103, respectively) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of operations and $203 (for the years ended March 31, 2010 and 2009 - $nil and $nil, respectively) in stock-based compensation was capitalized in mineral rights and properties.

(c) Future Income Tax Assets and Liabilities are based on the liability method that are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized.

10. Future Accounting Changes

The Accounting Standards Board (AcSB) adopted International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. The Company will report its first consolidated financial statements in accordance with IFRS for the three months ending June 30, 2011, with comparative figures for the corresponding period for 2010. In addition, the adoption will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended March 31, 2011, and restatement of the opening balance sheet as at April 1, 2010.

The Company continues to advance through its IFRS transition project plan, including determining key accounting policies, developing financial statements including note disclosures, implementing business requirements, continuously addressing internal controls and internal control over financial reporting requirements and preparing the Company’s opening balance sheet under IFRS.

(a) The Condensed Preliminary Consolidated Opening Statement of Financial Position

The condensed preliminary consolidated opening IFRS balance sheet as at April 1, 2010 with reconciliations to the previously reported March 31, 2010 audited consolidated balance sheet prepared in accordance with Canadian GAAP is presented below. The preliminary amounts presented below are based on accounting policies the Company expects to apply in preparing its first consolidated financial statements. The amounts determined for the final consolidated opening IFRS balance sheet as at April 1, 2010 may differ from these preliminary amounts.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Canadian	Transitional Adjustments
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	IFRS

Current Assets	$100,446	$-	$-	$-	$-	$-	$100,446
Non-current Assets	179,008	475	(19,475)	-	-	-	160,008
Total Assets	$279,454	$475	$(19,475)	$-	$-	$-	$260,454

Current Liabilities	$20,894	$-	$-	$-	$-	$-	$20,894
Non-current Liabilities	21,832	-	(19,475)	-	-	-	2,357
Total Liabilities	42,726	-	(19,475)	-	-	-	23,251

Capital and reserves attributable to equity shareholders of the Company	214,990	475	-	(7,176)	188	-	208,477
Non-controlling interest	21,738	-	-	7,176	(188)	-	28,726
Total Shareholders' Equity	236,728	475	-	-	-	-	237,203

Total Liabilities and Shareholders' Equity	$279,454	$475	$(19,475)	$-	$-	$-	$260,454

Transitional adjustments are made according to the following notes:

(i) Foreign exchange impact on transitional balance

Upon adoption of IFRS, the Company’s Chinese subsidiaries changed their functional currency from the Canadian Dollar (CAD) to the Chinese RMB. The Canadian Dollar no longer serves as the “group functional currency” as it did under previous Canadian GAAP. Such change resulted in a foreign exchange difference between the two accounting standards on certain non-monetary assets and non-controlling interest. These assets were previously translated from RMB to CAD by using historical rates and then translated from CAD to USD by using period end rates under Canadian GAAP. However under IFRS, they are translated from RMB to USD directly by using period end rates. Total foreign exchange differences of $475 are adjusted to the respective assets and retained earnings.

(ii) Acquisition cost of GC-SMT property

At the time when the Company acquired its GC-SMT property, future income tax liabilities of $19,475 arising from acquisition premiums were recognized under the Canadian GAAP with the related assets capitalized to mining interests. However, IFRS does not allow the recognition of such future income tax liabilities. Therefore, the amount was adjusted to both mining interests and future income tax liabilities.

(iii) Non-controlling interest on reserves

IAS 1 Presentation of Financial Statements requires the Company subsidiaries’ non-controlling shareholders to pick up their portion of the reserve funds. As a result, reserves of $7,176 were allocated to non-controlling interest at April 1, 2010.

(iv) Cumulative translation difference

The Company has elected to eliminate its cumulative translation difference that existed at the date of transition to IFRS. A total of $14,582 cumulative translation difference was reclassified from accumulated other comprehensive income to retained earnings on April 1, 2010.

Non-controlling interest of $188 was also adjusted to reflect the non-controlling shareholders’ portion of cumulative translation difference.

(v) Stock-based compensation

Under Canadian GAAP, forfeitures of grants were recognized as they occur.

Under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

As a result, stock-based compensation was reduced by $82 at April 1, 2010 with the respective adjustments made to contributed surplus and retained earnings.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

(vi) Deemed cost on mining interests

On December 31, 2008, the Company did a revaluation on its TLP, HPG and LM mining properties due to the poor global economic outlook at that time. Impairment charges were taken after the revaluation to bring down the carrying value of these properties to zero, which represented the fair value of these properties at that time.

The Company has chosen to use fair values at the date of that revaluation as deemed costs for these respective mining interests under IFRS. This election has no quantitative impact on the Company’s consolidated statement of financial position at April 1, 2010 under IFRS. Expenditures occurred on these mining interests after December 31, 2008 were recorded in compliance with IFRS.

(b) Impact on Future Earnings

Due to the change in the accounting methodology of recognizing deferred income tax liabilities that arise on acquisition of assets, the Company expects its foreign exchange gains or losses and deferred income tax liabilities to be less volatile.

(c) First Time Adoption Exemption Applied

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. It allows the Company to apply IFRS standards retrospectively at the transitional statement of consolidated financial position date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions:

(i) Non-controlling interests

IFRS 1 allows the Company to apply the requirements related to non-controlling interests in IAS 27 Consolidated and Separate Financial Statements prospectively from the date of transition. Therefore, non-controlling interests that may have a deficit balance prior to the transition date will not be restated.

(ii) Business combination

The Company has elected to not apply IFRS 3 Business Combinations to acquisitions of subsidiaries or of interests in associates that occurred before April 1, 2010.

(iii) Share-based payment

As a first-time adopter of IFRS, the Company has chosen to not apply IFRS 2 Share-based Payment to equity instruments granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.

(iv) Deemed cost exemption

IFRS 1 provides an option for a first-time adopter to elect to use a previous GAAP revaluation of an item of property, plant and equipment at or before the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of revaluation, broadly comparable to fair value. The Company had previously revaluated the mineral properties, TLP, LM and HPG mines as a result of Canadian GAAP impairment, and has elected these revalued amounts less subsequent depreciation as the deemed costs at the date of transition to IFRS.

(v) Cumulative translation difference

The Company has chosen to not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The application of this exemption resulted in the elimination of the cumulative translation difference by adjusting retained earnings. Any subsequent disposal of foreign operations shall exclude translation differences that arose before the date of transition and shall include later translation differences.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

11. Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2011.

12. Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 175,046,741 common shares with a recorded value of $267.3 million

Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
8,100	$4.32	July 23, 2011
406,500	6.74	April 10, 2012
15,000	6.95	October 1, 2012
46,200	9.05	January 16, 2013
25,000	7.54	May 13, 2013
215,000	5.99	July 1, 2013
68,000	3.05	October 1, 2013
676,500	2.65	April 19, 2014
390,500	7.00	January 5, 2015
218,250	7.40	April 20, 2015
420,687	8.23	October 3, 2015
266,781	12.16	January 4, 2016
237,000	14.96	April 7, 2016
2,993,518

(c) Warrants

As at the date of this report, the outstanding warrants are comprised of the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	30-Jul-2015

13. Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2011. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

14. Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at March 31, 2011, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

On January 13, 2011, the Company completed the acquisition of a 70% equity interest in Xinshao Yunxiang Mining Co. Ltd. (“Yunxiang”). As permitted by applicable rules of certification, we excluded solely to the extent it overlaps with internal control, Yunxiang’s operations from our annual assessment of disclosure controls and procedures for the year ended March 31, 2011.

15. Management’s Report on Internal Control over Financial Reporting

Management of Silvercorp Metals Inc. (the “Company”) is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2011. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2011 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

On January 13, 2011, the Company completed the acquisition of a 70% equity interest in Xinshao Yunxiang Mining Co. Ltd. (“Yunxiang”). As permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions, management excluded Yunxiang in its annual assessment of internal control over financial reporting for the year ended March 31, 2011. The Yunxiang operation represented 9% of the Company’s total assets, 8% of the Company’s net assets, 0% of the Company’s revenues and 0% of the Company’s net income of the consolidated financial statement as of and for the year ended March 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as at March 31, 2011 has been audited by Ernst & Young LLP, our independent registered public accounting firm, as stated in their report.

16. Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

17. Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations
Robert Gayton, Director

Outlook for the Fiscal Year 2012 Production in China

Production from the four mines at the Ying Mining Camp production is expected to increase to 600,000 tonnes of ore at grades of 325g/t silver, 0.4g/t gold, 6% lead and 1.9% zinc, yielding 5.6 million ounces of silver, 4,000 ounces of gold, and 90 million pounds of lead and zinc. Total production cost is estimated at approximately $75 per tonne of ore.

The BYP mine is expected to commence production in FY2012 Q1 and is expected to mine and mill 130,000 tonnes of ore at a grade of 7 g/t gold, yielding approximately 26,000 ounces of gold at an estimated total production cost of $28 per tonne of ore.

Budgets for mill construction, mine development and exploration of three projects in China

The total capital expenditures for the three projects in China are estimated at $67 million for fiscal 2012, which include capital expenditures of $53 million for mine development, mill construction, and other capital items (e.g. surface facilities, roads, land usage rights, and reporting) and exploration expenditures of $14 million to complete a 241,000 metre surface and underground drilling program. The budget estimate is based on the contracts on hand, designs by qualified Chinese engineering firms, and the Company’s past operation experience in China. The details for each project are as follows:

The Ying Mining Camp

  The capital expenditures for the Ying, TLP, LM and HPG mines and central mill are budgeted at $18.5 million which includes several vertical shafts, declines and raises totaling 7,000 metres ($5.6 million), 40,000 metres of horizontal tunnels for development and mining exploration ($7 million), 1,500 metres of ramps ($1.2 million), a new tailing facility ($2 million), and equipment as well as surface facilities ($2.7 million).

  The exploration expenditure for a 171,000 metre underground drilling program at the four mines of the Ying Camp is estimated to be $8.5 million.

The GC Project

  The capital expenditures for fiscal 2012 are budgeted at $22.5 million, which includes a 1,500 tonne per day mill and tailing dam ($12 million), land-usage rights ($5 million), a 1,500 metre ramp ($1.2 million), a 500 metre shaft ($1.5 million) and surface facilities ($2.8 million). By the end of fiscal 2012, it is expected that the GC project will achieve a 700 tonne per day mining capacity and a 1,500 tonne per day milling capacity. In order to bring the project into full mining production of 1,500 tonnes per day, further capital expenditures will be required for fiscal 2013 which are expected to be partially financed through cash flows generated from the GC project.

  As the Company has successfully obtained its mining permit for the GC project, drilling will resume in fiscal 2012. A 20,000 metre surface diamond drilling program is budgeted at $2.5 million.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

The BYP Mine

  The capital expenditures for fiscal 2012 are budgeted at $12 million. In order to achieve an initial mining and milling capacity of 400 tonnes per day, or a total of 130,000 tonnes of ore for fiscal 2012, the Company will upgrade the existing 400 tonne per day floatation mill ($1.5 million), build a cement back-filling facility ($1.5 million), complete about 7,000 metres of mine development tunnels ($1.5 million), acquire land usage rights and build surface facilities including roads, an office, accommodations and a laboratory ($2.5 million), for a total of $7 million of capital expenditures. In addition, to achieve a production capacity of 1,000 tonnes per day starting in fiscal 2013, the Company will spend $5 million to expand the 400 tonne per day mill to a 1,000 tonnes per day capacity ($3.0 million) and develop 1,500 metres of ramp and access tunnels ($2 million) to allow mechanized mining in the future.

  The exploration expenditures for a 50,000 metre underground and surface drilling program are estimated to cost $3 million.

Silvertip project in Canada

The Company has budgeted $2 million to complete the ongoing environmental assessment study, to prepare and submit an application for a Small Mine Permit, and to complete a feasibility study for the project.

In addition to the aggressive exploration program carried out by the Company to grow the resources and reserves in its operating projects, Silvercorp continually seeks acquisition opportunities in China and other jurisdictions.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining Camp; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2011
(Expressed in thousands of U.S. dollars unless otherwise stated)

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 27